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          FOR ADDITIONAL INFORMATION
          Lauri Hanover                    John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer          Lippert/Heilshorn &
          Sapiens International            Associates Inc.
          Tel:  +1-877-554-2426            Tel: +1-212-838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com      E-mail: jody@lhai.com
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  SAPIENS AUTOMATES E-BUSINESS INTELLIGENCE PROCESSING AND PARTNER INTEGRATION
                 FOR THE SURPLUS LINE ASSOCIATION OF CALIFORNIA

    Advisory Organization Awards $1.2 Million Contract to Sapiens, which will utilize its eMerge Solution and Extensive Domain Expertise

Research Triangle Park, NC--August 17, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced a strategic agreement with The Surplus Line Association of California ("SLA") to re-engineer its insurance intelligence procedures, business information flow and financial evaluation process, using Sapiens' eMerge solution. This enhancement to SLA's Processing System will eventually result in significant savings for California insurance consumers by minimizing insurance fraud.

Sapiens has already begun to implement a centralized system for SLA that refines its infrastructure and optimizes business processes. The solution, which is based on Sapiens' eMerge technology, enables SLA staff and its partners to easily modify and adapt to new legislative changes, efficiently capture policy information, and improve information retrieval and reporting capabilities.

"The Surplus Line Association identified Sapiens as a highly respected solutions provider with extensive insurance expertise and an impressive client list," said Ted Pierce, Executive Director, The Surplus Line Association. "We are also impressed with Sapiens Professional Services' project management skill set. Their unique methodology included SLA's technical staff and end-users throughout the process, reducing over-all deployment time."

Mr. Gil Arbel, Sapiens' Executive Vice President, Americas, added: "Due to the nature of stringent statutory and regulatory requirements, SLA needed a solution supplier with a deep understanding of the insurance industry in order to do a comprehensive strategic analysis and design around its environment. Sapiens is pleased to deliver this mission critical solution to SLA, and will expend every effort to achieve both technical and business operating efficiencies for them. The Sapiens team will work closely with SLA management and staff to improve information flow and evaluation processes."


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About Sapiens


Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.
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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.